Citigroup Global Markets Holdings Inc.	April 15, 2024 Medium-Term Senior Notes, Series N Pricing Supplement No. 2024-USNCH21448 Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-270327 and 333-270327-01

Market-Linked Notes Linked to the EURO STOXX 50® Index Due April 20, 2027

▪	The notes offered by this pricing supplement are unsecured debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. Unlike conventional debt securities, the notes do not pay interest. Instead, the notes offer the potential for a return at maturity based on the performance of the underlying specified below from the initial underlying value to the final underlying value.

▪	If the underlying appreciates from the initial underlying value to the final underlying value, you will receive a positive return at maturity equal to that appreciation multiplied by the upside participation rate, subject to the maximum return at maturity specified below. However, if the underlying remains the same or depreciates from the initial underlying value to the final underlying value, you will be repaid the stated principal amount of your notes at maturity but will not receive any return on your investment. Even if the underlying appreciates from the initial underlying value to the final underlying value, so that you do receive a positive return at maturity, there is no assurance that your total return at maturity on the notes will compensate you for the effects of inflation or be as great as the yield you could have achieved on a conventional debt security of ours of comparable maturity.

▪	In exchange for the possibility of a positive return at maturity based on the performance of the underlying and repayment of the principal amount even if the underlying depreciates, investors in the notes must be willing to forgo (i) any return on the notes in excess of the maximum return at maturity and (ii) dividends with respect to the underlying. If the underlying does not appreciate from the initial underlying value to the final underlying value, you will not receive any return on your investment in the notes.

▪	In order to obtain the modified exposure to the underlying that the notes provide, investors must be willing to accept (i) an investment that may have limited or no liquidity and (ii) the risk of not receiving any amount due under the notes if we and Citigroup Inc. default on our obligations. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

KEY TERMS
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Underlying:	The EURO STOXX 50® Index
Stated principal amount:	€1,000 per note
Strike date	April 9, 2024
Pricing date:	April 15, 2024
Issue date:	April 18, 2024
Valuation date:	April 15, 2027, subject to postponement if such date is not a scheduled trading day or certain market disruption events occur
Maturity date:	April 20, 2027
Payment at maturity:

You will receive at maturity for each note you then hold:

•     If the final underlying value is greater than the initial underlying value:

€1,000 + the return amount, subject to the maximum return at maturity

•     If the final underlying value is less than or equal to the initial underlying value:

€1,000

Initial underlying value:	4,990.90, the closing value of the underlying on the strike date
Final underlying value:	The closing value of the underlying on the valuation date
Return amount:	€1,000 × the underlying return × the upside participation rate
Upside participation rate:	100.00%
Underlying return:	(i) The final underlying value minus the initial underlying value, divided by (ii) the initial underlying value
Maximum return at maturity:	€267.50 per note (26.75% of the stated principal amount). The payment at maturity per note will not exceed the stated principal amount plus the maximum return at maturity.
Listing:	The notes will not be listed on any securities exchange
CUSIP / ISIN:	5C21DP9H0 / XS2804780836
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer
Per note:	€1,000.00	€5.00	€995.00
Total:	€500,000.00	€2,500.00	€497,500.00

(1) On the date of this pricing supplement, the estimated value of the notes is €983.20 per note, which is less than the issue price. The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2) For more information on the distribution of the notes, see “Supplemental Plan of Distribution” in this pricing supplement. In addition to the underwriting fee, CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Summary Risk Factors” beginning on page PS-4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying product supplement, underlying supplement, prospectus supplement and prospectus, which can be accessed via the hyperlinks below:

Product Supplement No. EA-03-09 dated March 7, 2023     Underlying Supplement No. 11 dated March 7, 2023
Prospectus Supplement and Prospectus each dated March 7, 2023

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Global Markets Holdings Inc.

Additional Information

General. The terms of the notes are set forth in the accompanying product supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying product supplement, prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. For example, the accompanying product supplement contains important information about how the closing value of the underlying will be determined and about adjustments that may be made to the terms of the notes upon the occurrence of market disruption events and other specified events with respect to the underlying. The accompanying underlying supplement contains information about the underlying that is not repeated in this pricing supplement. It is important that you read the accompanying product supplement, underlying supplement, prospectus supplement and prospectus together with this pricing supplement in connection with your investment in the notes. Certain terms used but not defined in this pricing supplement are defined in the accompanying product supplement.

Closing value. The closing value of the underlying is its closing level, as described in the accompanying product supplement.

Payout Diagram

The diagram below illustrates your payment at maturity for a range of hypothetical underlying returns.

Investors in the notes will not receive any dividends with respect to the underlying. The diagram and examples below do not show any effect of lost dividend yield over the term of the notes. See “Summary Risk Factors—You will not receive dividends or have any other rights with respect to the underlying” below.

Payout Diagram

■ The Notes	■ The Underlying
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Citigroup Global Markets Holdings Inc.

Hypothetical Examples

The examples below illustrate how to determine the payment at maturity on the notes, assuming the various hypothetical final underlying values indicated below. The examples are solely for illustrative purposes, do not show all possible outcomes and are not a prediction of what the actual payment at maturity on the notes will be. The actual payment at maturity will depend on the actual final underlying value.

The examples below are based on a hypothetical initial underlying value of 100.00 and do not reflect the actual initial underlying value. For the actual initial underlying value, see the cover page of this pricing supplement. We have used this hypothetical value, rather than the actual value, to simplify the calculations and aid understanding of how the notes work. However, you should understand that the actual payment at maturity on the notes will be calculated based on the actual initial underlying value, and not this hypothetical value. For ease of analysis, figures below have been rounded.

Example 1—Upside Scenario A. The final underlying value is 105.00, resulting in a 5.00% underlying return. In this example, the final underlying value is greater than the initial underlying value.

Payment at maturity per note = €1,000 + the return amount, subject to the maximum return at maturity

= €1,000 + (€1,000 × the underlying return × the upside participation rate), subject to the maximum return at maturity

= €1,000 + (€1,000 × 5.00% × 100.00%), subject to the maximum return at maturity

= €1,000 + €50.00, subject to the maximum return at maturity

= €1,050.00

In this scenario, the underlying has appreciated from the initial underlying value to the final underlying value, and your total return at maturity would equal the underlying return multiplied by the upside participation rate.

Example 2—Upside Scenario B. The final underlying value is 175.00, resulting in a 75.00% underlying return. In this example, the final underlying value is greater than the initial underlying value.

Payment at maturity per note = €1,000 + the return amount, subject to the maximum return at maturity

= €1,000 + (€1,000 × the underlying return × the upside participation rate), subject to the maximum return at maturity

= €1,000 + (€1,000 × 75.00% × 100.00%), subject to the maximum return at maturity

= €1,000 + €750.00, subject to the maximum return at maturity

= €1,267.50

In this scenario, the underlying has appreciated from the initial underlying value to the final underlying value, but the underlying return multiplied by the upside participation rate would exceed the maximum return at maturity. As a result, your total return at maturity in this scenario would be limited to the maximum return at maturity, and an investment in the notes would underperform a hypothetical alternative investment providing 1-to-1 exposure to the appreciation of the underlying without a maximum return.

Example 3—Par Scenario. The final underlying value is 90.00, resulting in a -10.00% underlying return.

Payment at maturity per note = €1,000

In this scenario, the underlying has depreciated from the initial underlying value to the final underlying value. As a result, your payment at maturity per note would equal the €1,000 stated principal amount per note and you would not receive any positive return on your investment.

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Citigroup Global Markets Holdings Inc.

Summary Risk Factors

An investment in the notes is significantly riskier than an investment in conventional debt securities. The notes are subject to all of the risks associated with an investment in our conventional debt securities (guaranteed by Citigroup Inc.), including the risk that we and Citigroup Inc. may default on our obligations under the notes, and are also subject to risks associated with the underlying. Accordingly, the notes are suitable only for investors who are capable of understanding the complexities and risks of the notes. You should consult your own financial, tax and legal advisors as to the risks of an investment in the notes and the suitability of the notes in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the notes. You should read this summary together with the more detailed description of risks relating to an investment in the notes contained in the section “Risk Factors Relating to the Notes” beginning on page EA-6 in the accompanying product supplement. You should also carefully read the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

▪	You may not receive any return on your investment in the notes. You will receive a positive return on your investment in the notes only if the underlying appreciates from the initial underlying value to the final underlying value. If the final underlying value is equal to or less than the initial underlying value, you will receive only the stated principal amount of €1,000 for each note you hold at maturity. As the notes do not pay any interest, even if the underlying appreciates from the initial underlying value to the final underlying value, there is no assurance that your total return at maturity on the notes will be as great as could have been achieved on conventional debt securities of ours of comparable maturity.

▪	Although the notes provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in real value terms if the underlying declines or does not appreciate sufficiently from the initial underlying value to the final underlying value. This is because inflation may cause the real value of the stated principal amount to be less at maturity than it is at the time you invest, and because an investment in the notes represents a forgone opportunity to invest in an alternative asset that does generate a positive real return. This potential loss in real value terms is significant given the term of the notes. You should carefully consider whether an investment that may not provide for any return on your investment, or may provide a return that is lower than the return on alternative investments, is appropriate for you.

▪	Your potential return on the notes is limited. Your potential total return on the notes at maturity is limited to the maximum return at maturity, even if the underlying appreciates by significantly more than the maximum return at maturity. If the underlying appreciates by more than the maximum return at maturity, the notes will underperform an alternative investment providing 1-to-1 exposure to the performance of the underlying. When lost dividends are taken into account, the notes may underperform an alternative investment providing 1-to-1 exposure to the performance of the underlying even if the underlying appreciates by less than the maximum return at maturity. In addition, the maximum return at maturity reduces the effect of the upside participation rate for all final underlying values exceeding the final underlying value at which, by multiplying the corresponding underlying return by the upside participation rate, the maximum return at maturity is reached.

▪	The notes do not pay interest. Unlike conventional debt securities, the notes do not pay interest or any other amounts prior to maturity. You should not invest in the notes if you seek current income during the term of the notes.

▪	You will not receive dividends or have any other rights with respect to the underlying. You will not receive any dividends with respect to the underlying. This lost dividend yield may be significant over the term of the notes. The payment scenarios described in this pricing supplement do not show any effect of such lost dividend yield over the term of the notes. In addition, you will not have voting rights or any other rights with respect to the underlying or the stocks included in the underlying.

▪	Your payment at maturity depends on the closing value of the underlying on a single day. Because your payment at maturity depends on the closing value of the underlying solely on the valuation date, you are subject to the risk that the closing value of the underlying on that day may be lower, and possibly significantly lower, than on one or more other dates during the term of the notes. If you had invested in another instrument linked to the underlying that you could sell for full value at a time selected by you, or if the payment at maturity were based on an average of closing values of the underlying, you might have achieved better returns.

▪	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If we default on our obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes.

▪	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

▪	Sale of the notes prior to maturity may result in a loss of principal. You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., only if you hold the notes to maturity. The value of the notes may fluctuate during the term of the notes, and if you are able to sell your notes prior to maturity, you may receive less than the full stated principal amount of your notes.

▪	The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, is less than the issue price. The difference is attributable to certain costs associated with selling, structuring and hedging the notes that

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Citigroup Global Markets Holdings Inc.

are included in the issue price. These costs include (i) any selling concessions or other fees paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The estimated value of the notes would be lower if it were calculated based on our secondary market rate” below.

▪	The estimated value of the notes was determined for us by our affiliate using proprietary pricing models. CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the closing value of the underlying, the dividend yield on the underlying and interest rates. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

▪	The estimated value of the notes would be lower if it were calculated based on our secondary market rate. The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that CGMI will use in determining the value of the notes for purposes of any purchases of the notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not an interest rate that is payable on the notes.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, CGMI determines our secondary market rate based on the market price of traded instruments referencing the debt obligations of Citigroup Inc., our parent company and the guarantor of all payments due on the notes, but subject to adjustments that CGMI makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our parent company’s creditworthiness as adjusted for discretionary factors such as CGMI’s preferences with respect to purchasing the notes prior to maturity.

▪	The estimated value of the notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you in the secondary market. Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

▪	The value of the notes prior to maturity will fluctuate based on many unpredictable factors. The value of your notes prior to maturity will fluctuate based on the closing value of the underlying, the volatility of the closing value of the underlying, the dividend yield on the underlying, interest rates generally, the time remaining to maturity and our and Citigroup Inc.’s creditworthiness, as reflected in our secondary market rate, among other factors described under “Risk Factors Relating to the Notes—Risk Factors Relating to All Notes—The value of your notes prior to maturity will fluctuate based on many unpredictable factors” in the accompanying product supplement. Changes in the closing value of the underlying may not result in a comparable change in the value of your notes. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

▪	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

▪	The EURO STOXX 50® Index is subject to risks associated with non-U.S. markets. Investments linked to the value of non-U.S. stocks involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC. Further, non-U.S. companies are generally subject to accounting, auditing and financial reporting standards and requirements and securities trading rules that are different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Moreover, the economies in such countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

▪	Our offering of the notes is not a recommendation of the underlying. The fact that we are offering the notes does not mean that we believe that investing in an instrument linked to the underlying is likely to achieve favorable returns. In fact, as we are part of a global financial institution, our affiliates may have positions (including short positions) in the underlying or in instruments related to the

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Citigroup Global Markets Holdings Inc.

underlying, and may publish research or express opinions, that in each case are inconsistent with an investment linked to the underlying. These and other activities of our affiliates may affect the closing value of the underlying in a way that negatively affects the value of and your return on the notes.

▪	The closing value of the underlying may be adversely affected by our or our affiliates’ hedging and other trading activities. We have hedged our obligations under the notes through CGMI or other of our affiliates, who have taken positions in the underlying or in financial instruments related to the underlying and may adjust such positions during the term of the notes. Our affiliates also take positions in the underlying or in financial instruments related to the underlying on a regular basis (taking long or short positions or both), for their accounts, for other accounts under their management or to facilitate transactions on behalf of customers. These activities could affect the closing value of the underlying in a way that negatively affects the value of and your return on the notes. They could also result in substantial returns for us or our affiliates while the value of the notes declines.

▪	We and our affiliates may have economic interests that are adverse to yours as a result of our affiliates’ business activities. Our affiliates engage in business activities with a wide range of companies. These activities include extending loans, making and facilitating investments, underwriting notes offerings and providing advisory services. These activities could involve or affect the underlying in a way that negatively affects the value of and your return on the notes. They could also result in substantial returns for us or our affiliates while the value of the notes declines. In addition, in the course of this business, we or our affiliates may acquire non-public information, which will not be disclosed to you.

▪	The calculation agent, which is an affiliate of ours, will make important determinations with respect to the notes. If certain events occur during the term of the notes, such as market disruption events and other events with respect to the underlying, CGMI, as calculation agent, will be required to make discretionary judgments that could significantly affect your return on the notes. In making these judgments, the calculation agent’s interests as an affiliate of ours could be adverse to your interests as a holder of the notes. See “Risk Factors Relating to the Notes—Risk Factors Relating to All Notes—The calculation agent, which is an affiliate of ours, will make important determinations with respect to the notes” in the accompanying product supplement.

▪	Changes that affect the underlying may affect the value of your notes. The sponsor of the underlying may at any time make methodological changes or other changes in the manner in which it operates that could affect the value of the underlying. We are not affiliated with the underlying sponsor and, accordingly, we have no control over any changes such sponsor may make. Such changes could adversely affect the performance of the underlying and the value of and your return on the notes.

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Citigroup Global Markets Holdings Inc.

Additional Terms of the Notes

The provisions in this section supersede the related provisions in the accompanying prospectus supplement and prospectus to the extent the provisions in this section are inconsistent with those provisions.

The notes will be cleared through Euroclear Bank S.A./N.V. (“Euroclear”) and Clearstream Banking S.A. (“Clearstream”), and not through DTC. The notes will be issued under the Classic Safekeeping Structure registered in the name of Citivic Nominees Limited, as nominee for Citibank, N.A., London Branch, as common depositary for interests held through Euroclear and Clearstream. Beneficial interests in the notes will be shown on, and transfers thereof will be effected only through, records maintained by Euroclear, Clearstream and their participants. Except as described under “Description of Debt Securities—Book-Entry Procedures and Settlement—Definitive Notes and Paying Agents” in the accompanying prospectus, individual registered certificates will not be issued in exchange for beneficial interests in the global notes evidencing the notes. The notes are not Eurosystem eligible.

A fiscal agency agreement has been entered into in relation to the notes between the issuer and Citibank, N.A., London Branch, as fiscal and paying agent. The holders of the notes are bound by, and are deemed to have notice of, the provisions of the fiscal agency agreement. Copies of the fiscal agency agreement are available for inspection during usual business hours at the principal office of Citibank, N.A., London Branch, located at Citigroup Centre, Canada Square, Canary Wharf, London, England.

Subject to applicable law and the terms of the indenture, the issuer and the fiscal and paying agent will treat the persons in whose names the notes are registered, initially Citivic Nominees Limited, as owners of such notes for the purpose of receiving any payments on the notes and for all other purposes whatsoever. Therefore, none of the issuer nor any agent has any direct responsibility or liability for any payment on the notes to owners of beneficial interests in the notes. Any payments made by the issuer to the registered holders of the notes shall discharge the liability of the issuer under the notes to the extent of the sums so paid.

A “business day” with respect to the notes means a day on which commercial banks settle payments and are open for general business in each of New York City and London.

The provisions set forth under “Supplemental Provisions Relating to Non-U.S. Dollar Notes—Public Offering Price” in the accompanying prospectus supplement do not apply to the notes.

Euroclear and Clearstream

Euroclear and Clearstream each holds securities for its customers and facilitates the clearance and settlement of securities transactions by electronic book-entry transfer between their respective accountholders. Euroclear and Clearstream provide various services including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream also deal with domestic securities markets in several countries through established depository and custodial relationships. Euroclear and Clearstream have established an electronic bridge between their two systems across which their respective participants may settle trades with each other.

Euroclear and Clearstream customers are world-wide financial institutions, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to Euroclear and Clearstream is available to other institutions that clear through or maintain a custodial relationship with an accountholder of either system.

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Citigroup Global Markets Holdings Inc.

Information About the EURO STOXX 50® Index

The EURO STOXX 50® Index is composed of 50 component stocks of market sector leaders from within the EURO STOXX® Supersector indices, which represent the Eurozone portion of the STOXX Europe 600® Supersector indices. The STOXX Europe 600® Supersector indices contain the 600 largest stocks traded on the major exchanges of certain European countries. The EURO STOXX 50® Index is calculated and maintained by STOXX Limited.

Please refer to the section “Equity Index Descriptions— The STOXX Benchmark Indices” in the accompanying underlying supplement for additional information.

We have derived all information regarding the EURO STOXX 50® Index from publicly available information and have not independently verified any information regarding the EURO STOXX 50® Index. This pricing supplement relates only to the notes and not to the EURO STOXX 50® Index. We make no representation as to the performance of the EURO STOXX 50® Index over the term of the notes.

The notes represent obligations of Citigroup Global Markets Holdings Inc. (guaranteed by Citigroup Inc.) only. The sponsor of the EURO STOXX 50® Index is not involved in any way in this offering and has no obligation relating to the notes or to holders of the notes.

Historical Information

The closing value of the EURO STOXX 50® Index on April 15, 2024 was 4,984.48.

The graph below shows the closing value of the EURO STOXX 50® Index for each day such value was available from January 2, 2014 to April 15, 2024. We obtained the closing values from Bloomberg L.P., without independent verification. You should not take historical closing values as an indication of future performance.

EURO STOXX 50® Index – Historical Closing Values January 2, 2014 to April 15, 2024

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Citigroup Global Markets Holdings Inc.

United States Federal Income Tax Considerations

In the opinion of our counsel, Davis Polk & Wardwell LLP, which is based on current market conditions, the notes should be treated for U.S. federal income tax purposes as debt instruments that are subject to Treasury regulations applicable to “nonfunctional currency contingent payment debt instruments” (the “foreign currency contingent debt regulations”) and the remaining discussion is based on this treatment.

Tax Consequences to U.S. Holders

The following discussion describes certain special rules applicable to a U.S. Holder, as defined in the accompanying product supplement, of notes.

Pursuant to the foreign currency contingent debt regulations, a U.S. Holder of a note will be required to accrue interest income on the note on a constant yield basis, based on a comparable yield, as described below, regardless of whether such holder uses the cash or accrual method of accounting for U.S. federal income tax purposes. All determinations and computations required under the foreign currency contingent debt regulations (including our determination of the “comparable yield” and “projected payment schedule” for the note) will be made in euros (the “denomination currency”).

The foreign currency contingent debt regulations provide that a U.S. Holder must accrue into income original issue discount for U.S. federal income tax purposes for each accrual period prior to and including the maturity date of the note. The amount of original issue discount that a U.S. Holder must accrue for each accrual period is determined in the denomination currency by applying the “noncontingent bond method” to the note in the denomination currency and equals the product of:

•	the adjusted issue price (as defined below) of the note in the denomination currency as of the beginning of the accrual period;

•	the comparable yield (as defined below) of the note, adjusted for the length of the accrual period; and

•	a fraction, the numerator of which is the number of days during the accrual period that the U.S. Holder held the note and the denominator of which is the number of days in the accrual period.

The “adjusted issue price” of a note is its issue price, increased by any interest income previously accrued (determined without regard to any net positive or net negative adjustments as described below) as determined in the denomination currency.

The term “comparable yield” as used in the foreign currency contingent debt regulations is determined in the denomination currency and is equal to the greater of (i) the annual yield we would pay, as of the issue date, on a fixed rate debt instrument in the denomination currency with no contingent payments, but with terms and conditions otherwise comparable to those of the note, and (ii) a rate of interest that is analogous to the applicable federal rate that would be used if the U.S. dollar were the denomination currency.

The foreign currency contingent debt regulations require that we provide to U.S. Holders, solely for U.S. federal income tax purposes, a schedule of the projected amounts of payments in the denomination currency (the “projected payment schedule”) on a note. This schedule must produce a yield to maturity that equals the comparable yield.

The comparable yield and the projected payment schedule will not be provided for any purpose other than to determine a U.S. Holder’s interest accruals and adjustments thereto in respect of the note for U.S. federal income tax purposes. The comparable yield and the projected payment schedule will not constitute a projection or representation by us regarding the actual amounts that will be paid on the note.

Translation of Amounts Determined Under Noncontingent Bond Method

The accruals of interest computed with respect to a note in the denomination currency (adjusted by certain net positive or negative adjustments as described below) must be translated into U.S. dollars. The U.S. dollar value of the accrued income will be determined by translating the income at an average rate of exchange for the accrual period or, with respect to an accrual period that spans two taxable years, at an average rate for the partial period within the taxable year. A U.S. Holder may elect to translate interest income for an interest accrual period into U.S. dollars at the spot rate on the last day of the interest accrual period (or, in the case of a partial accrual period, the spot rate on the last day of the taxable year). A U.S. Holder that makes this election must apply it consistently to all debt instruments from year to year and cannot change the election without the consent of the Internal Revenue Service (“IRS”).

Sale, Exchange or Retirement of the Notes

Generally, the sale, exchange or retirement of a note will result in taxable gain or loss to a U.S. Holder. The amount of gain or loss on a sale, exchange or retirement of a note will be equal to the difference between the amount realized on the sale, exchange or retirement and such holder’s adjusted tax basis in the note.

A U.S. Holder’s adjusted tax basis in a note will equal the U.S. dollar cost as of the day the U.S. Holder purchased the note, increased by the U.S. dollar value of the holder’s total interest accruals with respect to the note, translated as described above.

The amount realized on the sale, exchange or unscheduled retirement of a note is generally equal to the U.S. dollar value of cash and the fair market value of any other property received by the U.S. Holder. Any gain, other than foreign currency gain (as discussed below), will be treated as interest income. Any loss, other than foreign currency loss (as discussed below), will be treated as an ordinary loss to the extent of the holder’s total interest accruals in respect of the note, and as a capital loss thereafter. If a U.S. Holder recognizes an ordinary loss upon a sale, exchange or retirement of a note and such loss is above certain thresholds, the holder may be required to file a disclosure statement with the IRS, as described in the section of the accompanying product supplement called “United States Federal Tax Considerations—Reportable Transactions.”

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For purposes of determining the amount realized at maturity of a note, the U.S. Holder will be deemed to receive the projected amount of any contingent payment due on that date. The projected amount is translated into U.S. dollars by translating the portion attributable to principal into U.S. dollars at the spot rate on the issue date and translating the portion attributable to accrued interest into U.S. dollars at the rates at which such amounts of interest were translated when accrued.

To the extent that the actual amount a U.S. Holder receives at the maturity of a note is greater than the projected amount, as determined in the denomination currency, the U.S. Holder will incur a “net positive adjustment,” which will be treated as additional interest income, translated into U.S. dollars at the spot rate on the last day of the taxable year in which the adjustment is taken into account.

To the extent that the actual amount a U.S. Holder receives at the maturity of a note is less than the projected amount, as determined in the denomination currency, the U.S. Holder will incur a “net negative adjustment,” which:

(i)	will first reduce interest on the note that otherwise would accrue in the denomination currency for that taxable year;

(ii)	to the extent of any excess after applying (i), will give rise to an ordinary loss to the extent of the U.S. holder’s accrued interest on the note in prior taxable years (translated into U.S. dollars at the spot rate used to translate interest in the relevant prior taxable year); and

(iii)	to the extent of any excess after applying (i) and (ii), will be treated as a net negative adjustment carryforward that will reduce the amount realized upon retirement of the note (in the denomination currency).

With respect to non-corporate U.S. Holders, a net negative adjustment is not treated as a miscellaneous itemized deduction (which for non-corporate U.S. Holders would be non-deductible or, for taxable years beginning in 2026, subject to the "two percent floor" limitation on deductibility).

Foreign Currency Gain or Loss on Foreign Currency Contingent Payment Debt Instruments

A U.S. Holder may recognize foreign currency gain or loss, which will be treated as ordinary income or loss, with respect to a note when the U.S. Holder receives payments on the note or proceeds of a sale, exchange or retirement of the note, determined by reference to the difference between the spot rate on the date of receipt and the spot rate on the issue date of the note (or potentially certain other dates). As these rules are highly complex, a U.S. Holder should consult its tax adviser regarding the application of these rules to the notes. If a U.S. Holder recognizes an ordinary loss upon a sale or other disposition of a note and such loss is above certain thresholds, the holder may be required to file a disclosure statement with the IRS, as described in the section of the accompanying product supplement called “United States Federal Tax Considerations—Reportable Transactions.”

If the payment on a note becomes fixed, a U.S. Holder will be required to make adjustments to account for the difference between the fixed payment and the projected payment in a reasonable manner over the remaining term of the note. For purposes of the preceding sentence, the payment will be treated as fixed if (and when) all remaining contingencies with respect to it are remote or incidental within the meaning of the applicable Treasury regulations. A U.S. Holder’s tax basis in the note and the character of any gain or loss on the sale of the note will also be affected. U.S. Holders should consult their tax advisers concerning the application of these rules.

We have determined that the comparable yield for a note is a rate of 3.411%, compounded semi-annually, and that the projected payment schedule with respect to a note consists of a single payment of €1,107.077 at maturity.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the notes.

Tax Consequences to Non-U.S. Holders.

Subject to the discussions below regarding Section 871(m) and in “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” and “—FATCA” in the accompanying product supplement, if you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the notes, under current law you generally will not be subject to U.S. federal withholding or income tax in respect of any payment on or any amount received on the sale, exchange or retirement of the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements. See “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying product supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the notes.

As discussed under “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders—Dividend Equivalents Under Section 871(m) of the Code” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code of 1986, as amended, and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities (“Underlying Securities”) or indices that include Underlying Securities. Section 871(m) generally applies to instruments that substantially replicate the economic performance of one or more Underlying Securities, as determined based on tests set forth in the applicable Treasury regulations. However, the regulations, as modified by an IRS notice, exempt financial instruments issued prior to January 1, 2025 that do not have a “delta” of one. Based on the terms of the notes and representations provided by us, our counsel is of the opinion that the notes should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any Underlying Security and, therefore, should not be subject to withholding tax under Section 871(m).

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A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this treatment. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including your other transactions. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying product supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution

CGMI, an affiliate of Citigroup Global Markets Holdings Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of €5.00 for each note sold in this offering. From this underwriting fee, CGMI will pay selected dealers not affiliated with CGMI a fixed selling concession of €5.00 for each note they sell.

See “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement and “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

Valuation of the Notes

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Summary Risk Factors—The value of the notes prior to maturity will fluctuate based on many unpredictable factors” in this pricing supplement, but not including our or Citigroup Inc.’s creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

For a period of approximately three months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time. See “Summary Risk Factors—The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.”

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to Citigroup Global Markets Holdings Inc., when the notes offered by this pricing supplement have been executed and issued by Citigroup Global Markets Holdings Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such notes and the related guarantee of Citigroup Inc. will be valid and binding obligations of Citigroup Global Markets Holdings Inc. and Citigroup Inc., respectively, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York, except that such counsel expresses no opinion as to the application of state securities or Blue Sky laws to the notes.

In giving this opinion, Davis Polk & Wardwell LLP has assumed the legal conclusions expressed in the opinions set forth below of Alexia Breuvart, Secretary and General Counsel of Citigroup Global Markets Holdings Inc., and Karen Wang, Senior Vice President – Corporate Securities Issuance Legal of Citigroup Inc. In addition, this opinion is subject to the assumptions set forth in the letter of Davis Polk & Wardwell LLP dated February 14, 2024, which has been filed as an exhibit to a Current Report on Form 8-K filed by Citigroup Inc. on February 14, 2024, that the indenture has been duly authorized, executed and delivered by, and is a valid, binding and enforceable agreement of, the trustee and that none of the terms of the notes nor the issuance and delivery of the notes and the related guarantee, nor the compliance by Citigroup Global Markets Holdings Inc. and Citigroup Inc. with the terms of the notes and the related guarantee respectively, will result in a violation of any provision of any instrument or agreement then binding upon Citigroup Global Markets Holdings Inc. or Citigroup Inc., as applicable, or any restriction imposed by any court or governmental body having jurisdiction over Citigroup Global Markets Holdings Inc. or Citigroup Inc., as applicable.

In the opinion of Alexia Breuvart, Secretary and General Counsel of Citigroup Global Markets Holdings Inc., (i) the terms of the notes offered by this pricing supplement have been duly established under the indenture and the Board of Directors (or a duly authorized committee thereof) of Citigroup Global Markets Holdings Inc. has duly authorized the issuance and sale of such notes and such authorization has not been modified or

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rescinded; (ii) Citigroup Global Markets Holdings Inc. is validly existing and in good standing under the laws of the State of New York; (iii) the indenture has been duly authorized, executed and delivered by Citigroup Global Markets Holdings Inc.; and (iv) the execution and delivery of such indenture and of the notes offered by this pricing supplement by Citigroup Global Markets Holdings Inc., and the performance by Citigroup Global Markets Holdings Inc. of its obligations thereunder, are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York.

Alexia Breuvart, or other internal attorneys with whom she has consulted, has examined and is familiar with originals, or copies certified or otherwise identified to her satisfaction, of such corporate records of Citigroup Global Markets Holdings Inc., certificates or documents as she has deemed appropriate as a basis for the opinions expressed above. In such examination, she or such persons has assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Global Markets Holdings Inc.), the authenticity of all documents submitted to her or such persons as originals, the conformity to original documents of all documents submitted to her or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

In the opinion of Karen Wang, Senior Vice President – Corporate Securities Issuance Legal of Citigroup Inc., (i) the Board of Directors (or a duly authorized committee thereof) of Citigroup Inc. has duly authorized the guarantee of such notes by Citigroup Inc. and such authorization has not been modified or rescinded; (ii) Citigroup Inc. is validly existing and in good standing under the laws of the State of Delaware; (iii) the indenture has been duly authorized, executed and delivered by Citigroup Inc.; and (iv) the execution and delivery of such indenture, and the performance by Citigroup Inc. of its obligations thereunder, are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents. This opinion is given as of the date of this pricing supplement and is limited to the General Corporation Law of the State of Delaware.

Karen Wang, or other internal attorneys with whom she has consulted, has examined and is familiar with originals, or copies certified or otherwise identified to her satisfaction, of such corporate records of Citigroup Inc., certificates or documents as she has deemed appropriate as a basis for the opinions expressed above. In such examination, she or such persons has assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Inc.), the authenticity of all documents submitted to her or such persons as originals, the conformity to original documents of all documents submitted to her or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

Contact

Clients may contact their local brokerage representative. Third-party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

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